Filed by Isabella Bank Corporation
(Commission File No.: 001-42639)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Isabella Bank Corporation (Commission File No.: 001-42639)

Email Subject: Exciting News

Dear Isabella Bankers,

Today marks an exciting milestone for Isabella Bank and the communities we proudly serve.

I’m pleased to share that we have entered into an agreement to acquire Grand River Bank, a $512 million bank headquartered in Grandville, Michigan, in Kent County. This pending acquisition brings together two organizations that share a deep commitment to relationship banking, local decision-making, and community involvement.

This is a meaningful growth opportunity for our organization, one that allows us to expand our reach while staying true to who we are. We will continue to serve our customers with the same commitment to service and community focus that defines Isabella Bank today.

Most importantly, this is a moment of growth — not a change to who we are. At the same time, this partnership will strengthen our ability to meet our customers’ evolving financial needs and positions us well for the future.

Over the past several months, our team has worked closely with Grand River Commerce, Inc.’s executive team and board, and we’ve seen strong cultural alignment. Like us, Grand River Bank is community-focused and committed to delivering exceptional customer service.

This pending acquisition also represents a natural expansion into Kent County. Grand River Bank operates two locations, one in Grandville and one in East Grand Rapids.

Together, we will serve customers across 33 locations in nine counties: Bay, Clare, Gratiot, Isabella, Kent, Mecosta, Midland, Montcalm, and Saginaw. We also see opportunity to expand our wealth management services in this growing market.

What Happens Next
The pending transaction remains subject to approval by Grand River Commerce, Inc.’s shareholders and regulatory agencies, as well as the satisfaction of customary closing conditions. We currently expect the pending transaction to close in the fourth quarter of 2026.

In the coming weeks, we will share more details about the integration and how each of you can play a role in making this transition successful.

Resources & Next Steps
We understand that news like this can bring questions and we are committed to clear, consistent communication every step of the way.

I will be hosting an all-employee call at 10:00 a.m. today to share additional details and answer your questions. This call will be recorded so all employees will have the opportunity to listen. Watch for the Teams invitation coming out shortly.

A press release announcing the pending acquisition is published on our website. For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see the press release. You can view it at: ir.isabellabank.com/news/

Thank you for your continued commitment to Isabella Bank and the communities we serve. I am incredibly proud of what we’ve built together and excited for what lies ahead.

We are just getting started.

Sincerely,